UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Pacific Office Properties Trust, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
694714106

(CUSIP Number)
Tamara Edwards
233 Wilshire Boulevard Suite 830
Santa Monica, CA 90401
(310) 395-2083

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 25, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	694714106

1	NAMES OF REPORTING PERSONS Shidler Equities L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hawaii

	7	SOLE VOTING POWER

NUMBER OF		747,350

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		747,350

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

747,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	694714106

1	NAMES OF REPORTING PERSONS Shidler Equities Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hawaii

	7	SOLE VOTING POWER

NUMBER OF		747,350

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		747,350

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

747,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	694714106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jay H. Shidler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		747,350

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		747,350

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

747,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer
This Amendment No. 1 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on March 31, 2008 (collectively with this Amendment No. 1, the “Schedule 13D”), and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Pacific Office Properties Trust, Inc. (the “Company”). The Company’s principal executive offices are located at 233 Wilshire Blvd., Suite 830, Santa Monica, California 90401.
Item 2. Identity and Background
(a)	This statement is filed by:
(i) Shidler Equities L.P., a Hawaii limited partnership (“Shidler LP”), with respect to the shares of Common Stock directly owned by it;
(ii) Shidler Equities Corp., a Hawaii corporation (“Shidler Corp.”), with respect to the shares of Common Stock directly owned by Shidler LP; and
(iii) Jay H. Shidler, with respect to the shares of Common Stock directly owned by Shidler LP.
The foregoing persons are hereinafter collectively referred to as “Shidler.” Any disclosures herein with respect to persons other than Shidler are made on information and belief after making inquiry to the appropriate party.
(b)	The business address of Shidler is 841 Bishop Street Suite 1700, Honolulu, HI 96813.

(c)	The principal business of Shidler LP is serving as a private investment limited partnership. The principal business of Shidler Corp. is serving as the general partner of Shidler LP. Mr. Shidler serves as the President and a director of Shidler Corp. Mr. Shidler is the founder and managing partner of The Shidler Group, the principal business of which is the acquisition and ownership of commercial real estate. See (b) above for the address of The Shidler Group. Mr. Shidler is the chairman of the board of directors of the Company, a director of First Industrial Realty Trust, Inc. and the chairman of the board of directors of Corporate Office Properties Trust and is also a private investor in real estate. The business address of First Industrial Realty Trust, Inc. is 311 South Wacker Drive Suite 4000, Chicago, IL 60606. The business address of Corporate Office Properties Trust is 6711 Columbia Gateway Drive Suite 300, Columbia, Maryland 21046.

(d)	Shidler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Shidler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Shidler LP is a limited partnership organized under the laws of Hawaii. Shidler Corp. is a corporation incorporated under the laws of Hawaii. Mr. Shidler is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms and conditions of a certain Exchange Agreement dated as of September 23, 2009, by and among Pacific Office Properties, L.P., a Delaware limited partnership, of which the Company is the general partner (the “Partnership”), and the parties named therein (the “Exchange Agreement”), an unsecured subordinated promissory note (the “Note”), in the outstanding amount (including principal and accrued interest) of $1,237,107, issued by the Partnership to Shidler LP was exchanged for 323,850 shares of Common Stock (the “Shares”). The Shares were issued to Shidler LP at a purchase price of $3.82 per Share, which represented the volume-weighted average closing market price of the Common Stock on the NYSE Amex for the thirty trading days preceding the date of the Exchange Agreement. The Shares were issued to Shidler LP on September 25, 2009.
As part of the transactions contemplated by the Master Formation and Contribution Agreement, dated as of October 3, 2006, as amended, the Company formed the Partnership. On March 19, 2008, the Partnership acquired ownership interests in nine office properties, which comprise approximately 2.4 million square feet of office space, located in the Honolulu, San Diego and Phoenix metropolitan areas from POP Venture, LLC, a Delaware limited liability company (“POP Venture”). In consideration for the acquired property interests, the Partnership issued to POP Venture 13,576,165 common units (“Common Units”) and 4,545,300 preferred units (“Preferred Units”), each of which will become redeemable for shares of the Common Stock no earlier than March 19, 2010. Through interests in POP Venture, Shidler is deemed to beneficially own the Common Units and Preferred Units.
Item 4. Purpose of Transaction
The purpose of the transaction was to exchange the Shares for certain debt of the Partnership. The Shares were not acquired for the specific purpose of exercising substantial influence with respect to the affairs of the Company; however, as the Chairman of the Board of Directors of the Company, Mr. Shidler has the ability to influence the management and policies of the Company.

Item 5. Interest in Securities of the Issuer
A.	Shidler Equities L.P.
(a)	Aggregate number of shares beneficially owned: 747,350. Percentage: 19.4%.

(b)	1. Sole power to vote or direct vote: 747,350

2. Shared power to vote or direct vote: -0-

3. Sole power to dispose or direct the disposition: 747,350

4. Shared power to dispose or direct the disposition: -0-

(c)	Reference is made to Item 3 of this Schedule 13D.

(d)	Shidler Corp., the general partner of Shidler LP, has the power to direct the affairs of Shidler LP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the Shares. Mr. Shidler is the President and a director of Shidler Corp. and in that capacity directs its operations.

(e)	Not applicable.
B.	Shidler Equities Corp.
(a)	Aggregate number of shares beneficially owned: 747,350. Percentage: 19.4%.

(b)	1. Sole power to vote or direct vote: 747,350

2. Shared power to vote or direct vote: -0-

3. Sole power to dispose or direct the disposition: 747,350

4. Shared power to dispose or direct the disposition: -0-

(c)	Reference is made to Item 3 of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.
C.	Jay H. Shidler
(a)	Aggregate number of shares beneficially owned: 747,350. Percentage: 19.4%.

(b)	1. Sole power to vote or direct vote: 747,350

2. Shared power to vote or direct vote: -0-

3. Sole power to dispose or direct the disposition: 747,350

4. Shared power to dispose or direct the disposition: -0-

(c)	Reference is made to Item 3 of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not applicable.
Item 7. Material to Be Filed as Exhibits
1. Joint Filing Agreement
2. Exchange Agreement dated as of September 23, 2009, by and among the Partnership and the parties identified therein.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2009

Shidler Equities L.P.

	By:	Shidler Equities Corp.

	By:	/s/ Jay H. Shidler

Jay H. Shidler
President

Date: October 5, 2009

Shidler Equities Corp.

By:	/s/ Jay H. Shidler

Jay Shidler
President

Date: October 5, 2009

By:	/s/ Jay H. Shidler

Jay H. Shidler

Exhibit 1
Joint Filing Agreement
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting persons of a statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock of Pacific Office Properties Trust, Inc. and that this Agreement be included as an Exhibit to such joint filing.
This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 5th day of October.

Shidler Equities L.P.

	By:	Shidler Equities Corp.

	By:	/s/ Jay H. Shidler

Jay H. Shidler
President

Shidler Equities Corp.

By:	/s/ Jay H. Shidler

Jay Shidler
President

By:	/s/ Jay H. Shidler

Jay H. Shidler

2

Exhibit 2
EXCHANGE AGREEMENT
      THIS EXCHANGE AGREEMENT (this “Agreement”) dated as of September 23, 2009, is made by and among the undersigned holders of promissory notes issued by Pacific Office Properties, L.P., a Delaware limited partnership (the “Partnership”), and the Partnership.
RECITALS
     A. Each of the undersigned (collectively, the “Transferors”) is or will be, as of the Closing (as defined below), the holder of the promissory notes, issued by the Partnership, described opposite their respective names on Exhibit A hereto (the “Notes”).
     B. Subject to fulfillment of the terms and conditions set forth below, each of the Transferors desires to transfer to the Partnership the Notes held by such Transferor in exchange for the number of shares of common stock, par value $0.0001 per share (“Company Common Stock”), of Pacific Office Properties Trust, Inc., a Maryland corporation (the “Company”), that is the sole general partner of the Partnership, set forth opposite their respective names on Exhibit A hereto (the “Shares”), which Shares have been contributed by the Company to the Partnership in connection with the transactions contemplated by this Agreement.
AGREEMENTS
     In consideration of the mutual covenants contained herein, the parties hereto agree as follows:
     Section 1. Exchange. Subject to and upon the terms and conditions of this Agreement, each of the Transferors agrees to sell, transfer and exchange at the Closing (as defined below) the Notes held by such Transferor and set forth opposite such Transferor’s name on Exhibit A hereto for the number of Shares set forth opposite such Transferor’s name on Exhibit A hereto, without any further consideration to be exchanged by the parties (the “Exchange”). Such number of Shares has been calculated by dividing the indebtedness represented by each Note (including principal and accrued interest through the Closing Date) by $3.82, which represents the volume-weighted average closing market price per share of the Company Common Stock on the NYSE Amex Equities exchange (the “NYSE Amex”) for the thirty trading days preceding the date of this Agreement. Each of the Transferors agrees to deliver to the Partnership all of such Transferor’s right, title and interest in and to the Notes held by such Transferor and all documentation related thereto, and whatever documents of assignment, conveyance and transfer may be necessary or desirable with respect thereto. Such Notes shall be cancelled, and the indebtedness represented thereby discharged, upon consummation of the Exchange. In return, the Partnership agrees to deliver to each of the Transferors the number of Shares set forth opposite his name on Exhibit A hereto.
     Section 2. Closing. The closing of the Exchange (the “Closing”) shall be effective as of the close of business on September 25, 2009, or such other date as may be agreed between the Partnership and the Transferors (the “Closing Date”).
     Section 3. Conditions to Closing.
          (a) Conditions to Closing of the Partnership. The Partnership’s obligations at the Closing are subject to the fulfillment, on or prior to the Closing Date, of all of the following conditions, any of which may be waived in whole or part by all of the Transferors:
               (i) The representations and warranties made by each of the Transferors in Section 4 of this Agreement shall be true and correct on the Closing Date;
               (ii) All required approvals of the Exchange by the NYSE Amex shall have been received;

3

               (iii) The Company shall have received an opinion from Duff & Phelps as to the valuation of its outstanding share of proportionate voting preferred stock; and
               (iv) The Mutual Release and Cancellation of Note, to be entered into as of the Closing Date between the Partnership and the Holder (as defined therein), shall have been executed and delivered by each of the parties thereto.
          (b) Conditions to Closing of the Transferors. Each Transferor’s obligations at the Closing are subject to the fulfillment, on or prior to the Closing Date, of all of the following conditions, any of which may be waived in whole or part by the Partnership:
               (i) All required approvals of the Exchange by the NYSE Amex shall have been received; and
               (ii) The Mutual Release and Cancellation of Note, to be entered into as of the Closing Date between the Partnership and the Holder, shall have been fully executed and delivered by each of the parties thereto.
     Section 4. Representations of Transferors. Each of the Transferors hereby individually represents and warrants that:
          (a) Authority; Enforceability. The Transferor has full power and authority to enter into, execute, deliver and perform this Agreement and all other agreements and instruments to be executed by the Transferor in connection herewith. All of such actions have been duly authorized and approved by all persons or entities authorized to take such required action. This Agreement constitutes the legal, valid and binding obligation of the Transferor enforceable against the Transferor in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other laws and subject to general principles of equity.
          (b) Ownership of Notes. As of the Closing, the Transferor is or will be the sole legal owner of the Notes set forth opposite his name on Exhibit A hereto. Such Notes are free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance, title retention agreement, option, equity or similar adverse claim thereto. The Transferor has not, in whole or in part, given any person or entity any transfer order, power of attorney or other authority of any nature whatsoever with respect to such Notes which has not been revoked or which is otherwise outstanding and effective as of the Closing. No action is pending or, to the Transferor’s knowledge, threatened, which would contest the Transferor’s ownership of, or right to transfer, such Notes.
          (c) No Conflicts. The execution and delivery of this Agreement, the consummation of the Exchange and all of the other transactions contemplated hereby will not result:
               (i) in a breach of any of the terms and provisions of or constitute a default under any indenture, mortgage, deed or trust, or other agreement or instrument to which the Transferor is a party; or
               (ii) in a violation of or default under any state or federal statute or any of the rules or regulations applicable to the Transferor of any court or of any federal and state regulatory body or administrative agency.
          (d) Sophistication and Affluence of Transferors. Each Transferor is either (i) an accredited investor as defined in the Securities Act of 1933, as amended; (ii) a knowledgeable and experienced investor capable of evaluating the merits and risks of the Exchange; or (iii) has retained a person who is knowledgeable and experienced to represent him in this Exchange. In any case, the Transferor can afford the financial risk of an investment in shares of Company Common Stock.
     Section 5. Transferability of Shares.
          (a) No Registration. The Shares to be issued to the Transferors as a result of the Exchange will not be registered under the Securities Act of 1933, as amended, nor is it currently contemplated that the Shares

4

will be registered at any time in the future. By the execution of this Agreement and by acceptance of certificates for the Shares pursuant to the terms of this Agreement, the Transferors represent and warrant that each of them is acquiring the Shares for investment only and not with a view to the further distribution or resale of such Shares.
          (b) Legend. Each certificate, if any, representing the Shares will bear the following legend, which legend will further restrict the sale or transfer of such Shares:
“The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, or any applicable state law, and such shares may not be sold or offered for sale in the absence of an effective registration statement as to securities under the Securities Act of 1933, as amended, or an opinion from counsel satisfactory to the company that such registration is not required.”
     Section 6. Termination. This Agreement may be terminated at any time before the Closing at the election of the Partnership by giving written notice to the Transferors. Upon termination by written notice as provided in this Section, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of either the Partnership, the Company or the directors, officers, employees, agents, partners or stockholders of any of them.
     Section 7. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.
     Section 8. Notices. All notices, requests, demands and other communications which are required or permitted hereunder shall be in writing and shall be deemed to have been duly given: (a) when delivered personally; (b) on the following business day when sent by overnight courier; (c) on dispatch when sent by telecopy, so long as a copy of such communication is immediately thereafter mailed as provided in this Section; and (d) when mailed by first class mail, postage prepaid, to the main office of the Partnership and to each Transferor at his respective address set forth on Exhibit A hereto.
     Section 9. Applicable Law. This Agreement shall be governed by the laws of the State of Delaware.
     Section 10. No Implied Rights or Remedies. Except as otherwise expressly provided herein, nothing herein expressed or implied is intended or shall be construed to confer upon or to give any person, other than the Partnership and the Transferors, any rights or remedies under or by reason of this Agreement.
     Section 11. No Waiver. No failure on the part of any of the parties to this Agreement to exercise, no delay in exercising and no course of dealing with respect to, any right or remedy under this Agreement will operate as a waiver thereof. No single or partial exercise of any right or remedy under this Agreement will preclude any other further exercise thereof or the exercise of any other right or remedy.
     Section 12. Headings. The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning of this Agreement.
     Section 13. Successors and Assigns. This Agreement may not be assigned without the written consent of all of its parties. This Agreement and all of its provisions shall be binding upon and inure to the benefit of the parties and their respective successors, permitted assigns, heirs and legal representatives.
     Section 14. Severability. If any provision of this Agreement shall be invalid or unenforceable, the other provisions of this Agreement shall continue in full force, and the validity and enforceability of such other provisions shall not be adversely affected.
[Remainder of page intentionally blank]

5

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

PACIFIC OFFICE PROPERTIES, L.P.

By:	PACIFIC OFFICE PROPERTIES TRUST, INC., its sole general partner

	By:	/s/ Lawrence J. Taff Name: Lawrence J. Taff
Title: Chief Financial Officer

TRANSFERORS:

SHIDLER EQUITIES, L.P.,
a Hawaii limited partnership

By:	Shidler	Equities Corp., a Hawaii corporation

	By:	/s/ Jay H. Shidler

Name: Jay H. Shidler
Title: Its President

REYNOLDS PARTNERS, L.P.,
a Hawaii limited partnership

By:	JC Reynolds, LLC, a Hawaii limited liability company, its general partner

	By:	/s/ James C. Reynolds

James C. Reynolds

JRI EQUITIES, LLC,
a California limited liability company

	By:	/s/ James R. Ingebritsen

Name: James R. Ingebritsen
Title: Its Managing Member

MJR EQUITIES, LLC,
a California limited liability company

	By:	/s/ Matthew J. Root

Name: Matthew J. Root
Title: Its Managing Member

/s/ Lawrence J. Taff

Lawrence J. Taff

Exhibit A

		Number of Shares
	Principal Amount of Notes to	of Company Common
Name & Address	be Exchanged(1)	Stock to be Received
Shidler Equities, L.P. 841 Bishop Street, Suite 1700 Honolulu, HI 96813	$1,237,107.00	323,850

Reynolds Partners, L.P. 10188 Telesis Court, Suite 222 San Diego, CA 92121	$765,925.28	200,504

JRI Equities, LLC 10188 Telesis Court, Suite 222 San Diego, CA 92121	$337,103.54	88,247

MJR Equities, LLC 10188 Telesis Court, Suite 222 San Diego, CA 92121	$337,103.54	88,247

Lawrence J. Taff 841 Bishop Street, Suite 1700 Honolulu, HI 96813	$337,103.54	88,247

TOTAL	$3,014,342.90	789,095

(1)	Notes issued by the Partnership representing such Transferor’s interest in the subordinated promissory note of the Partnership, dated as of August 14, 2008, held by STIRR SoCal Portfolio II, LLC, a Delaware limited liability company, to be distributed to the Transferors pursuant to the Mutual Release and Cancellation of Notes to be entered into as of the Closing Date.